SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)*

                               Shopko Stores, Inc.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                               -------------------
                         (Title of Class of Securities)

                                    824911101
                               -------------------
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
                               -------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 30, 2005
                               -------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Elliott Associates, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS* WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
        800,240

8    SHARED VOTING POWER
        0

9.   SOLE DISPOSITIVE POWER
        800,240

10.  SHARED DISPOSITIVE POWER
        0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        800,240

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.6%

14.  TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott International, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
        WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
        0

8    SHARED VOTING POWER
        1,200,360

9.   SOLE DISPOSITIVE POWER
        0

10.  SHARED DISPOSITIVE POWER
        1,200,360

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,200,360

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.0%

14.  TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott International Capital Advisors Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
        0

8    SHARED VOTING POWER
        1,200,360

9.   SOLE DISPOSITIVE POWER
        0

10.  SHARED DISPOSITIVE POWER
        1,200,360

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,200,360

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.0%

14.  TYPE OF REPORTING PERSON*
        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.01 par value (the "Common Stock"), of ShopKo Stores, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of October 3, 2005 and amends and supplements the
Schedule 13D filed on September 6, 2005 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $19,571,994


Elliott International Working Capital       $29,472,828


ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International originally acquired the Common Stock beneficially owned by them in the ordinary course of their purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International's acquisition of beneficial ownership of Common Stock. However, on September 30, 2005, Elliott Management Corporation, a Delaware corporation that provides services to the Reporting Persons ("EMC"), agreed with Sun Capital Partners Group IV, Inc. ("Sun Capital"), Developers Diversified Realty Corporation ("DDRC") and Lubert-Adler Partners and Klaff Realty ("LAP") to jointly send a letter to the Special Committee of the Board of Directors of the Issuer stating their desire to acquire the Issuer. A copy of the letter is attached hereto as Exhibit C.

     Issuer has a provision in its Articles of Incorporation that may require a supermajority (75%) vote in connection with certain business combination transactions, where one of the parties to the transaction is a direct or indirect beneficial owner of 5% or more of Issuer's Common Stock. In order to avoid the potential application of that provision to the proposal to acquire the Issuer outlined in the annexed letter ("Proposal"), Elliott and Elliott International have decided to sell a portion of the shares of Common Stock they own, to get below the 5% threshold. This will enable the Proposal to be considered for approval by the shareholders of Issuer on the same voting terms (simple majority) as is the case for the transaction in the pending merger agreement.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     Elliott and Elliott International reserve the right to contact or meet with the Issuer's management or Board of Directors concerning their proposal with Sun Capital, DDRC and LAP to acquire the Issuer, and/or to discuss any other plan or proposal Elliott and Elliott International may have regarding the Issuer or its securities.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 800,240 shares of Common Stock, constituting 2.6% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 1,200,360 shares of Common Stock, constituting 4.0% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 2,000,600 shares of Common Stock constituting 6.6% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                 Approx. Price per
                                Amount of Shs.   Share (excl. of
Date      Security              Bought (Sold)    commissions)
-----     --------              -------------    -------------------

10/03/05  Common                (160,000)          $26.30


The following transactions were effected by Elliott International during the past sixty (60) days:

                                                 Approx. Price per
                                Amount of Shs.   Share (excl. of
Date      Security              Bought (Sold)    commissions)
-----     --------              -------------    -------------------

10/03/05  Common                (240,000)         $26.30

     No other transaction other than what has previously been publicly reported in this Schedule 13D has been effected by the Reporting Persons. All of the above transactions were effected on the New York Stock Exchange.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     EMC, Sun Capital, DDRC and LAP have all agreed to jointly send a letter to the Special Committee of the Board of Directors of the Issuer stating their desire to acquire the Issuer. A copy of the letter is attached hereto as Exhibit C.

     EMC, Sun Capital, DDRC and LAP have also entered into a Certification and Agreement (the "Certification") with respect to the shares of Common Stock. Pursuant to the Certification, EMC, Sun Capital, DDRC and LAP agree that, without the consent of the other parties, none of the parties thereto will acquire additional shares of Common Stock for so long as it is one of the parties that, together with the other parties, are acting together in furtherance of a proposal to acquire the Issuer.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement (previously filed)

     Exhibit B - Letter to the Board of Directors of the Issuer dated September 6, 2005 (previously filed)

     Exhibit C - Letter to the Special Committee of the Board of Directors of the Issuer dated September 30, 2005 sent by EMC, Sun Capital, DDRC and LAP.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 3, 2005

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
              By: Braxton Associates, Inc., as General Partner


                      By:  /s/Elliot Greenberg
                           ------------------------
                              Elliot Greenberg
                              Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:  Elliott International Capital Advisors Inc.,
                as Attorney-in-Fact


                      By:  /s/Elliot Greenberg
                           ------------------------
                             Elliot Greenberg
                             Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/Elliot Greenberg
             ------------------------
               Elliot Greenberg
               Vice President

                                    EXHIBIT C


September 30, 2005


Special Committee of
  The Board of Directors
c/o Mr. John Turner, Chairman
ShopKo Stores, Inc.
700 Pilgrim Way
Green Bay, Wisconsin  54304

Dear Mr Turner:

On behalf of Sun Capital Partners Group IV, Inc. or its assigns ("Sun Capital"), Developers Diversified Realty Corporation ("DDR"), Lubert-Adler Partners and Klaff Realty ("Lubert-Adler/Klaff") and Elliott Management Corporation or its assigns ("EMC") (collectively referred to as "Acquisition", "We" or the "Parties") we are pleased to submit this non-binding proposal to you with respect to the acquisition of ShopKo Stores, Inc. ("ShopKo" or the "Company").

The Parties' combined track record of operating successful retail businesses, unparalleled expertise in real estate, particularly in the retail sector, and proven ability to close transactions in as little as 30 days, establish the Parties as the ideal sponsor to acquire ShopKo and to position the Company for long term success. In addition, the Parties' financial wherewithal (over $15 billion in combined capital under management) allows us to extend this offer with no financing contingency and to move forward in the process with the utmost speed and certainty.

This letter is intended to serve only as an expression of the Parties' intent and not as a binding obligation to consummate the contemplated transaction; any such obligation will be created only by execution and delivery of a definitive acquisition agreement. This paragraph overrides any other conflicting provisions in this letter.

Overview of Proposed Transaction

Purchase Price. Acquisition would acquire the Company for a purchase price of $26.50 per share, but otherwise on substantially the same terms as provided in the Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 7, 2005 (as amended) including the terms of the Company's offer to purchase any and all of its outstanding $100 million principal amount of 9-1/4% Senior Notes due 2022 in connection with the Merger Agreement. In addition, Acquisition will discharge the Company's obligation to Badger Retail Holding, Inc. and Badger Acquisition Corp for the payment of a breakup fee pursuant to the Merger Agreement, dated as of April 7, 2005 (as amended).

Transaction Financing. With a combined $15 billion of capital under management, the Parties have sufficient capital to acquire the Company without external financing. This proposal is therefore not subject to any financing contingency.

Timing & Process. Acquisition will immediately work towards (i) completing confirmatory due diligence, (ii) signing a definitive agreement and (iii) closing the transaction as quickly as possible. We anticipate completing confirmatory due diligence within 21 days and are prepared to sign a definitive acquisition agreement in substantially the same form as the Merger Agreement. In addition to our relevant experience, each Party has a demonstrated track record of closing transactions in an expeditious manner on the terms initially outlined. Acquisition is willing to work in a timely fashion and is confident it can do so with the cooperation and commitment from the Company.

Shareholder Meeting. In order for Acquisition to move forward with its due diligence, we would request that the Company (i) move the shareholder meeting regarding the Merger Agreement currently scheduled for October 17, 2005 to October 28, 2005, (ii) declare our proposal as one that "could reasonably be expected to result in a Superior Proposal," as defined in the Merger Agreement, and (iii) allow timely access to ShopKo's non-public information and management. We are prepared to execute an "Acceptable Confidentiality Agreement" as defined in the Merger Agreement.

Operating plan for ShopKo: While Sun Capital's affiliates have a number of retail investments, it is the intention of the Parties to operate ShopKo as a stand alone company and we look forward to working with management and the employees of ShopKo to maximize the potential of the Company.


Overview of The Parties

Sun Capital Partners
--------------------

Sun Capital Partners is a leading private investment fund focused on leveraged buyouts of market leading companies that can benefit from our in-house operating professionals and expertise. Sun Capital invests in companies with leading market position in their industry, long-term competitive advantages and significant barriers to entry. Sun Capital has invested in more than 95 companies since the firm's inception in 1995, with aggregate sales in excess of $22.0 billion. We have a demonstrated track record of closing transactions in an expeditious manner on the terms initially outlined. Sun Capital is uniquely positioned to close transactions within a relatively short time frame due to our ability to close deals without external financing (we generally bridge financing at close using the Fund and raise permanent debt financing post-closing), a dedicated staff of more than 60 professionals with significant transactions experience, and a decisive approach to business. In addition, our significant investment and experience in the retail sector enables Sun Capital to move expeditiously through the transaction with the utmost certainty. Sun Capital's retail sector investments have aggregate sales in excess of $6 billion. The portfolio of investments includes:

o        Mervyn's (257 stores)           o    Nationwide Mattress and Furniture
o        Sam Goody (450 stores)               Warehouse (46 stores)
o        Media Play (66 stores)          o    Bruegger's Bagels (250 stores)
o        Suncoast (380 stores)           o    Anchor Blue (213 stores)
o        Rag Shops (69 stores)           o    Mattress Firm (300 stores)
o        Wicke's Furniture (33 stores)   o    MOST (80 stores)
                                         o    Life Uniform (200 stores)


Sun Capital has a demonstrated track record of closing transactions in an expeditious manner on the terms initially outlined. Typically, we only need 30-45 days after the LOI is signed to close a transaction. Following is a sample of transactions completed from 2002 through 2005, each of which closed in approximately 30 days:

 Transaction              Industry                  LOI Executed   Closing
 -----------              --------                  ------------   -------

 Bachrach          Retailer of Men's Clothing        1/11/2005     2/15/2005
 Thermasys         Manufacturer of Thermal
                     Transfer Products               1/7/2005      2/11/2005
 Mervyn's          Department Store Retailer         7/29/2004     9/2/2004
 Tompkins          Consulting & Integration Services 5/24/2003     6/27/2003
 Dura-Line         Supplier of Pipe Products         6/4/2003      6/25/2003
 Musicland         Retailer of Home Entertainment
                     Products                        5/15/2003     6/16/2003
 Lexington
  Home Brands      Furniture Manufacturer            3/8/2002      4/12/2002
 ACT Electronics   Electronics Manufacturer          6/10/2002(1)  7/12/2002
 Wickes Furniture  Furniture Retailer                7/19/2002     8/9/2002
 Cyrk              Promotional Products Manufacturer 11/22/2002    12/21/2002

DDR
----

DDR is a Real Estate Investment Trust based in Cleveland, Ohio, with a total enterprise value in excess of $13 billion. DDR is a fully integrated national real estate firm, actively developing, acquiring, operating, managing and investing in income-producing open air community shopping centers. Its portfolio contains over 500 retail operating and development properties and represents approximately 114 million square feet of leasable area. DDR has a 30+ year track record as a successful commercial real estate developer. DDR's expertise allows it to capitalize on attractive development opportunities, create profitable joint ventures, be responsive to the market expansion needs of major tenants and enhance the value of existing assets. Its largest tenants include some of the nation's leading retailers, including Wal*Mart, Target, Home Depot, Lowe's and Kohl's. In addition, DDR has acted as a consolidator of high quality retail real estate and has earned a reputation for expedient execution and certainty of closing. Within the last 20 months, DDR has acquired three significant portfolios aggregating nearly $4.0 billion of real estate assets. DDR is listed on the NYSE under the ticker "DDR."

(1) Given the nature of this transaction, there was no letter of intent. June 10, 2002 reflects the date of the initial meeting between Sun Capital and ACT management.

Lubert-Adler and Klaff Realty
-----------------------------

Lubert-Adler Partners was formed in 1997 and has invested in approximately 260 investments representing interests in $10.0 billion of real estate related assets. These assets include retail, multifamily, office, industrial, hospitality and residential resort properties. In December 2003, Lubert-Adler closed Fund IV, representing approximately $1.1 billion in equity capital, one of the largest U.S. focused funds in the world. Lubert-Adler's investors include the largest university endowments in the country and other significant institutional investors.

Lubert-Adler and Klaff Realty have been partners on all of Lubert-Adler's retail real estate transactions for the past 8 years. Klaff Realty, established in 1995, is a privately owned real estate investment company based in Chicago, Illinois that engages in the acquisition, redevelopment and management of commercial real estate, with a primary focus on office and retail, throughout the United States. Klaff Realty has a fully dedicated retail team of 35 professionals with, on average, 15 years of retail experience responsible for executing the partnership's retail real estate strategy.

Lubert-Adler/Klaff has been one of the most active real estate players in the retail industry and purchased several national retail portfolios including Mervyn's, Service Merchandise, Levitz, Montgomery Ward's, Hechinger's, Breuners, Lechmere and Homelife. Over the past eight years, Lubert-Adler has acquired over 600 properties totaling over 48 million square feet. In addition, Lubert-Adler/Klaff has been extremely successful in redeveloping and repositioning strip shopping centers and regional malls through single acquisitions.

EMC
----

EMC provides services for private investment funds aggregating over $5.4 billion under the Elliott name. Elliott Associates, L.P. and its sister fund Elliott International, L.P. ("Elliott") are a leading private investment firm with a successful and consistent investment track record since its founding in 1977. Elliott's mandate and expertise include significant investments in operating companies where the firm adds value through its experience and financial expertise. As you know, Elliott is also one of ShopKo's largest shareholders, holding an 8% stake in the Company.

The Parties believe that we are the ideal candidate to acquire ShopKo given our qualifications and credentials as outlined above.

Finally, we wish to sincerely thank the Company's management and its employees for the hard work they have done and continue to do in operating ShopKo.

Should you have any questions or comments regarding our proposal, please feel free to contact Marc Leder or Rodger Krouse, Co-Chief Executive Officers of Sun Capital, at 561-394-0550, or Gary Talarico at 212-588-9953.

Very truly yours,


Sun Capital Partners Group IV, Inc.

By: /s/ Gary Talarico
    --------------------
    Gary Talarico
    Managing Director


Developers Diversified Realty Corporation

By: /s/ Joan U. Allgood
    ---------------------
    Joan U. Allgood
    Executive Vice President


Lubert-Adler Partners

By: /s/ Dean Adler
    ---------------------
    Dean Adler
    Principal


Elliott Management Corporation

By: /s/ Ivan Krsticevic
    ----------------------
    Ivan Krsticevic
    Portfolio Manager


cc: Perry Hall